SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

08031853

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJB Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 34th Floor
(No. and Street)

New York, NY 10004-2306
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig A. Rothfeld (646) 344-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJB Capital Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY MALESKI
Notary Public, State of New York
No. 01MA6102178
Qualified in Suffolk County
Commission Expires December 08, 2007

Notary Public

Signature
Craig A. Rothfeld
Executive Director & CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of independent auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WJB CAPITAL GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
[redacted]

FOR THE YEAR ENDED DECEMBER 31, 2007

WJB CAPITAL GROUP, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

WJB Capital Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of WJB Capital Group, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum Paneth & Shron LLP

Jericho, New York
February 26, 2008

WJB CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash	$ 842,559
Commissions receivable	854,252
Clearing deposit	104,373
Due from stockholders	1,902,000
Property and equipment - net	368,086
Other assets	135,745
Total assets	$4,207,015
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 565,792
Deferred rent	110,626
Bank loans payable	590,671
Capital leases payable	188,005
Total liabilities	1,455,094
Commitments (see notes)	
Subordinated borrowings	1,952,836
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	166,000
Additional paid-in capital	545,032
Retained earnings	88,053
Total stockholders' equity	799,085
Total liabilities and stockholders' equity	$4,207,015

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Commission income	$22,466,432
Interest and other income	156,042
	22,622,474
Expenses	
Compensation and benefits	9,448,498
Soft dollar expenses	3,606,041
Floor brokerage and clearing fees	1,708,783
Communications and data processing	3,135,007
Other operating expenses	3,289,614
Interest	333,393
	21,521,336
Income before NYC Corporation Tax	1,101,138
NYC Corporation Tax	46,650
Net income	$ 1,054,488

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
BALANCES, January 1, 2007	$166,000	$1,094,200	$ (966,435)	$ 293,765
Stockholder distributions	--	(780,278)	--	(780,278)
Transfers of subordinated note to capital	--	231,110	--	231,110
Net income for the year	--	--	1,054,488	1,054,488
BALANCES, December 31, 2007	$166,000	$ 545,032	$ 88,053	$ 799,085

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated borrowings at January 1, 2007	$2,167,292
Proceeds from subordinated notes	100,000
Transfers of subordinated note to capital	(231,110)
Payment of subordinated notes	(83,346)
Subordinated borrowings at December 31, 2007	$1,952,836

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net income	$ 1,054,488
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	209,015
(Increase) in operating assets:	
Commissions receivable	(178,411)
Clearing deposit	(3,654)
Other assets	(74,421)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	241,886
Income taxes payable	(20,000)
Deferred rent	6,146
Total adjustments	180,561
Net cash provided by operating activities	1,235,049
Cash flows from financing activities	
Payment of subordinated notes	(83,346)
Proceeds from subordinated notes	100,000
Proceeds from bank loans payable	250,000
Payment of bank loans payable	(142,164)
Payment of capital leases payable	(192,453)
Due from stockholders	(43,000)
Purchase of property and equipment	(213,000)
Distributions to stockholders	(780,278)
Net cash used in financing activities	(1,104,241)
Net increase in cash	130,808
Cash at January 1, 2007	711,751
Cash at December 31, 2007	$ 842,559
Supplemental information:	
Cash paid during the year for:	
Income taxes	$ 46,650
Interest	$ 333,393
Noncash transactions:	
Equipment financed under capital leases	$ 5,402
Transfers of subordinated note to capital	$ 231,110

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

WJB Capital Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company operates its institutional agency brokerage business from its upstairs trading desk and the floor of the NYSE, both located in New York City where it maintains its corporate offices and trading facilities. The Company changed its name from W. J. Bonfanti, Inc. to its present form on April 9, 2007.

The Company executes transactions in Listed, NASDAQ, and Over-The-Counter (OTC) securities on an agency basis for its institutional customers. The Company is also approved to trade and execute options on an agency basis for its institutional customers. The Company is a party to a clearing agreement with an independent clearing firm (Jefferies & Company, Inc.) where certain customer trade executions are introduced on a fully disclosed basis to be cleared and billed by the clearing firm. Other customer trade executions are invoiced directly by the Company. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade date basis.

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, or life of the lease for leasehold improvements and other leased assets.

The Company provides a selection of third-party securities research and market data services to certain of its customers, the costs of which are defrayed by commission dollars received from those customers. For accounting purposes, the Company records designated soft dollar commissions in gross revenues and simultaneously accrues a corresponding liability that is adjusted for transactions in the customers' soft dollar accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company uses the liability method to determine its estimated income tax expense, which requires that deferred tax assets and liabilities are computed based on the differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

New Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

NOTE 3 - DUE FROM STOCKHOLDERS

In January 2006, each of its four stockholders obtained unsecured loans from the Company in the aggregate amount of $2,100,000. The loans have a three-year term and bear interest at the rate of 4.5% per annum, payable semiannually in arrears, commencing July 1, 2006. Principal is payable in full at maturity.

The aggregate balance due at December 31, 2007 is $1,902,000, which consists of $1,859,000 of principal, and $43,000 of accrued interest.

Each loan will be due and payable upon the occurrence of certain events of default and after a 10 day period to cure, including failure to pay amounts as they come due.

NOTE 4 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Leasehold improvements	$213,000	Term of lease
Equipment under capital leases	406,983	Term of lease
Furniture and fixtures under capital leases	188,893	Term of lease
	808,876	
Less: Accumulated depreciation and amortization	440,790	
	$368,086	

Depreciation and amortization expense was $209,015 for the year.

NOTE 5 - BANK LOANS PAYABLE

In May 2005, the Company entered into a $250,000 loan agreement with M&T Bank that bears interest at the rate of 6.49% per annum. The loan is evidenced by a term note payable in 42 monthly installments, with payments having begun in December 2005. The note is secured by substantially all of the Company's personal property and fixtures, and the personal guarantee of two Company stockholders. The balance payable at December 31, 2007 is $108,411.

In May 2007, the Company entered into a $250,000 loan agreement with M&T that bears interest at the rate of 7.25% per annum. The loan is evidenced by a term note payable in 36 monthly installments, with payments having begun in June 2007. The note is secured by substantially all of the Company's personal property and fixtures, and the personal guarantee of two Company stockholders. The balance payable at December 31, 2007 is $205,631.

M&T Bank has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2007, the Company held cash balances of approximately $504,000 in M&T accounts.

In May 2005, the Company entered into a $300,000 unsecured revolving line of credit agreement with JP Morgan Chase Bank, which was renewed in May 2006. The interest rate applied to any unpaid principal balance is the prime rate plus 1/2% (8.0% at December 31, 2007). The balance payable at December 31, 2007 is $276,629. The bank has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2007, the Company held $154, 000 of funds on deposit.

Principal maturities of bank loans are as follows:

2008	$432,765
2009	120,143
2010	37,763
Total	$590,671

NOTE 6 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2007, are listed below:

Subordinated notes, 10.0 percent, due June 25, 2008	$ 100,000
Subordinated notes, 12.5 percent, due November 28, 2008	450,000
Subordinated notes, 10.0 percent, due December 26, 2008	300,000
Subordinated notes, 10.0 percent, due November 30, 2009	100,000
Subordinated notes, 10.0 percent, due February 26, 2010	250,000
Subordinated note, 9.0 percent, due October 31, 2010 from William J. Bonfanti, Sr.	577,836
Subordinated note, 10.0 percent, due February 25, 2011	175,000
	$1,952,836

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (the "Rule"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to the Rule, a broker-dealer's outstanding subordinated loan principal may not exceed 70% of its debt-equity total for a period in excess of 90 days, or longer in certain circumstances. The debt-equity total is defined as the sum of subordinated loan principal and stockholders' equity in the case of a corporation. For purposes of computing the Company's debt-equity ratio, Mr. Bonfanti's loan qualifies as equity under the Rule, and will continue to be accorded that treatment until 12 months prior

to maturity in 2010. Accordingly, the Company's debt-equity ratio was 49.97% at December 31, 2007.

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2008	$ 850,000
2009	100,000
2010	827,836
2011	175,000
	$1,952,836

NOTE 7 - RELATED PARTY TRANSACTION

During October 2002, Mr. Bonfanti obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an approved Subordinated Loan Agreement - Cash. The personal loan is secured by a pledge of all of the stockholders' shares in the Company, an assignment of all of the subordinated loan payments due and payable to Mr. Bonfanti, and the proceeds of a key man life insurance policy payable to the Company. Notwithstanding the pledge of the stockholders' shares in the Company, the stockholders may, absent a default under the personal bank loan, continue to collect and receive all dividends and/or payments payable to the stockholders under the shares and the stockholders shall continue to have the right to vote their shares and to exercise all of the rights of a stockholder of the Company. During 2005 and 2006, Mr. Bonfanti transferred $979,764 and $211,290, respectively, of his subordinated loan balance to permanent capital. Additional loan principal of $231,110 was transferred to permanent capital in December 2007. These contributions to permanent capital reflect the amount of proceeds repaid to M&T Bank by Mr. Bonfanti under the terms of his personal bank loan since October 2002.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Office lease

The Company leases equipment and an office facility under leases expiring in 2011 and 2015, respectively. Rent expense under the office leases has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in

a deferred rent liability of $110,626 at December 31, 2007. Total rent expense was $847,808 for the year.

Future minimum lease payments as of December 31, 2007 are:

Year ending December 31,	
2008	$ 780,504
2009	616,342
2010	502,126
2011	461,254
2012	233,916
Thereafter	584,784
Total	$3,178,926

Letter of credit

In connection with the execution of new office leases in June 2006 and February 2007, the Company's commercial lenders issued irrevocable standby letters of credit in the amounts of $218,316 and $72,017, respectively, in favor of the properties' landlords, in lieu of a tenant cash security deposit in the same amounts. The letters of credit are unsecured.

Capital leases

The Company leases all of its furniture, fixtures and equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 2007 are as follows:

Year ending December 31,	
2008	$171,943
2009	12,964
2010	11,772
	196,679
Less: Amount representing interest	8,674
Present value of minimum lease payments	$188,005

Regulatory matter

During 2005, the Company entered into lease agreements to acquire telephone and computer equipment for use in its broker-dealer operations. The Company classified these agreements as capital leases for accounting purposes. SEC interpretations provide that up to "50% of the capitalized lease liability may be treated as adequately secured for a period of two years after the lease was entered into without demonstration of the adequacy of the collateral." The Company relied on the favorable treatment afforded under the interpretation in a number of regulatory report filings in 2006; however, during the course of a NYSE audit that was completed in 2007, examiners determined that the Company had given effect to the benefits of the interpretation without first obtaining required NYSE regulatory approval. Accordingly, the NYSE examiners are proposing to reverse the benefits taken on the filings in question.

The Company has filed a rebuttal on the issue with the NYSE, stating that management and its attorney vigorously disagree with the NYSE's position and are awaiting a resolution of the matter. Further, as a firm dually registered with the NYSE and FINRA, it is conceivable that FINRA (formerly NASD) interpretations do not require formal approval for the accounting treatment reflected in the Company's books. If the NYSE examiners reverse the benefits taken, there will be no effect on the current financial condition of the Company.

Legal matters

On June 16, 2006, two separate New York Stock Exchange arbitration proceedings were commenced against the Company by Cuttone & Company, Inc. ("Cuttone"). The proceedings involved allegations that two former employees of Cuttone wrongfully took trade secrets and confidential information from Cuttone and breached their fiduciary and contractual obligations to Cuttone in utilizing such information in connection with their subsequent employment by the Company.

In each arbitration, Cuttone seeks, as against the Company, compensatory and punitive damages in an amount to be determined by the Panel, an injunction against using the "Confidential Information" obtained by the two employees while employed by Cuttone, and legal fees.

The Company asserted a counter-claim against the Claimant, seeking damages by reason of the Claimant's wrongful commencement of the arbitrations against the Company. The Company's counsel believes that the claims asserted by Cuttone against the Company are without merit. The Company's management has advised

counsel of its intention to vigorously defend the arbitration and to prosecute its counterclaim. The arbitrations are still in the discovery stage; accordingly, it is premature for either management or counsel to predict any likely outcome of the proceedings.

NOTE 9 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholders on their individual shareholder K-1's at year-end. The Company is subject to the New York City general corporation tax. The Company reports on the cash basis for income tax purposes. The effective tax rate differs from the current statutory rate of 8.85% due primarily to the utilization of net operating loss carryovers and accelerated depreciation.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and business saving accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 11 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2007, the Company had regulatory net capital of $306,543 which exceeded its requirement of $97,006 by $209,537. The ratio of aggregate indebtedness to net capital ratio was 4.75 to 1.

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company has established a Savings Incentive Match Plan for Employees (SIMPLE-IRA) for the benefit of its employees. Eligible employees may make voluntary contributions to the Plan subject to statutory and Plan limitations. The Company contributes to the Plan an amount equal to the lesser of 3% of each participant's annual gross compensation or 100% of the participant's contributions. The Company's contribution to the Plan was $138,477 in 2007.

SUPPLEMENTARY SCHEDULE

WJB CAPITAL GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

Computation of Net Capital

Stockholders' equity	$ 799,085
Add:	
Subordinated borrowings allowable in computation of net capital	1,952,836
Total capital and allowable subordinated borrowings	2,751,921
Nonallowable assets:	
Commissions receivable over 30 days	71,255
Due from shareholders	1,902,000
Property and equipment	368,086
Other assets	104,037
Total nonallowable assets	2,445,378
Net capital	306,543
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $1,455,094	97,006
Excess net capital	$ 209,537
Ratio of aggregate indebtedness to net capital	4.75 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 565,792
Deferred rent	110,626
Bank loans payable	590,671
Capital leases payable	188,005
	$1,455,094

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$259,782
Increase in commissions receivable	30,928
Decrease in aggregate indebtedness	15,833
Net capital per above	$306,543

See accompanying notes to financial statements.

Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Stockholders
WJB Capital Group, Inc.
New York, New York

In planning and performing our audit of the financial statements of WJB Capital Group, Inc. as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a- 13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

Associated worldwide with JHI

and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Jericho, New York
February 26, 2008

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